EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

Earnings per share has been calculated in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" issued by the Financial Accounting Standards Board. SFAS No. 128 requires presentation of earnings per share on a basic computation and a diluted computation. The basic computation divides net income by only the weighted average number of common shares outstanding for the year and the diluted computation gives effect to all diluted common shares that were outstanding during the year.

The following data shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares in thousands of dilutive potential common stock.

    Years Ended December 31,
                                                       2002     2001     2000
                                                     -------  -------  -------
      Income available to common shareholders:
      Used in basic earnings per share               $ 4,508  $ 4,398  $ 4,292
                                                     -------  -------  -------
      Used in diluted earnings per share             $ 4,508  $ 4,398  $ 4,292
                                                     -------  -------  -------
      Weighted average number of common
         shares used in basic earnings per share* 3,280 3,254 3,272 Effect of dilutive securities:
         Stock options *                                  48       58       53
                                                     -------  -------  -------
      Weighted average number of common
         and dilutive potential common shares
         used in diluted earnings per share *          3,328    3,312    3,325
                                                     -------  -------  -------

* - 2002, 2001 and 2000 have been restated for 10 percent stock dividends in May 2001 and February 2003.